

Mail Stop 4631

January 5, 2016

Via e-mail
Fred E. Festa
President and Chief Executive Officer
GCP Applied Technologies Inc.
7500 Grace Drive
Columbia, Maryland 21044-4098

> **Re: GCP Applied Technologies Inc.**
> **Amendment No. 4 to Form 10-12B**
> **Filed December 22, 2015**
> **File No. 001-37533**

Dear Mr. Festa:

We have reviewed your filing and have the following comments.

Exhibit 99.1

Note Regarding the Use of Certain Terms

1. Please revise this note to define Grace Conn.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Venezuela, page 60

2. We note your responses to prior comments two and three from our letter dated December 15, 2015 and the additional disclosures you provided. Please disclose net sales, gross profit and adjusted EBIT for your Venezuelan subsidiary for 2012 and 2013 as indicated in the headnote to the tabular disclosures on page 61. Also, as previously requested, please quantify the amount of the Venezuelan loss that was attributable to 2015 third quarter sales and earnings.

Current Board of Directors, page 90

3. Please revise to provide the information called for by Item 401 of Regulation S-K for your current directors. Please refer to Item 401(a) of Regulation S-K.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Greg Ostling (*via e-mail*)
       Wachtell, Lipton, Rosen & Katz